

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 28, 2020

<u>Via E-mail</u>
Mr. Bryan T. Baldasare
Executive Vice President and Chief Financial Officer
Meridian Bioscience, Inc.
3471 River Hills Drive
Cincinnati, Ohio 45244

Re: Meridian Bioscience, Inc.
Form 10-K for the fiscal year ended September 30, 2019
Exhibit No. 10.9 Share Purchase Agreement
Exhibit No. 10.10 Credit Agreement
Exhibit No. 10.11 Promissory Note
Filed November 26, 2019
File No. 000-14902

Dear Mr. Baldasare:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance